January 20, 2010
Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	American HomePatient, Inc. Form 10-Q for the Fiscal Quarter Ended September 30, 2009 Filed on November 16, 2009 Response Letters Dated November 25, 2009 and December 9, 2009 File No. 0-19532
Dear Ms. Jenkins:
     This letter is in response to the comments of the Staff of the Securities and Exchange Commission set out in your January 6, 2010 letter to American HomePatient, Inc. (the “Company”).
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Critical Accounting Policies and Estimates, page 30
1.	We note your response to comment one in our letter dated November 13, 2009 stating that your one reporting unit passed step one of the goodwill impairment test performed on September 30, 2009 due to its negative carrying value. Please provide information for investors to assess the probability of a future material impairment charge, pursuant to Item 303(a)(3)(ii) of Regulation S-K. If you have determined that the estimated fair value of the reporting unit is not substantially in excess of the essentially zero carrying value, please provide the following disclosures in future filings:
a.	State the percentage by which fair value exceeded the essentially zero carrying value as of the date of the most recent test;

b.	Discuss the methods and key assumptions used, how the key assumptions were determined and the uncertainty associated with them, and;

c.	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Alternatively, if you have determined that the estimated fair value substantially exceeds the essentially zero carrying value, please disclose this determination. Please provide us with your proposed future disclosures.

2.	We note that your reporting unit has a negative carrying value due to the $226.4 million debt which matured on August 1, 2009 but you have obtained a series of forbearance agreements in which the lenders agreed to not exercise any of their rights prior to January 16, 2010. We further note that Highland Capital Management, L.P. controls a majority of the debt as well as approximately 48% of your common stock. Discuss how the resolution to the debt maturity issue could impact your goodwill recoverability assessment in the interim period pursuant to ASC 350-20-35-30. Discuss if you reasonably expect that this uncertainty will have a material unfavorable impact on your results of operations and, if so, please provide disclosure in future filings for investors to assess the probability of a future material impairment charge, pursuant to Item 303(a)(3)(ii) of Regulation S-K.
Response: In response to the two comments above, the Company proposes the following disclosures in connection with its Goodwill Impairment Analysis disclosure in subsequent Form 10-Q and Form 10-K filings:
The liabilities of the Company continue to exceed its assets resulting in a negative carrying value of approximately $___ million at December 31, 2009. The equity based fair value of the Company and its one reporting unit is approximately $2.3 million at December 31, 2009. Accordingly, the Company’s fair value exceeds its carrying value as of December 31, 2009 and, by definition, no goodwill impairment is indicated. As long as the Company has a negative carrying value and has a positive fair value (market capitalization), goodwill impairment will not be indicated pursuant to ASC 350, which states “if the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired.”
The Company is currently working toward a resolution of its debt maturity issue (see Note ___). If the resolution of this issue includes additional equity resulting in a positive carrying value of the Company and the positive carrying value exceeds the fair value of the reporting unit, goodwill of the Company in the amount of $122.1 million at December 31, 2009 would be partially or completely impaired at that time.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 221-8548 to confirm that the information satisfactorily addresses your comments or to raise any additional questions or comments you may have.
Sincerely,
/s/ Stephen L. Clanton
Stephen L. Clanton
Chief Financial Officer